Filed pursuant to Rule 424(b)(3)
Registration No. 333-121065

PROSPECTUS SUPPLEMENT NO. 3
(To Prospectus dated June 12, 2006)

CNL HOTELS & RESORTS, INC.
REINVESTMENT PLAN

10,000,000 Shares of Common Stock

This prospectus supplement supplements our prospectus dated June 12, 2006, prospectus supplement No. 1 dated September 12, 2006, and prospectus supplement No. 2 dated November 30, 2006, relating to the offering of 10,000,000 shares of common stock of CNL Hotels & Resorts, Inc. (the “Company”) pursuant to our Amended and Restated Reinvestment Plan.

This prospectus supplement includes the attached Current Report on Form 8-K of the Company, as filed by us with the Securities and Exchange Commission on December 14, 2006.

This prospectus supplement should be read in conjunction with, and may not be delivered or used except in connection with, the prospectus dated June 12, 2006, prospectus supplement No. 1 dated September 12, 2006, and prospectus supplement No. 2 dated November 30, 2006. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supplements or supersedes the information contained in the prospectus dated June 12, 2006, prospectus supplement No. 1 dated September 12, 2006, or prospectus supplement No. 2 dated November 30, 2006.

We may amend or supplement the prospectus from time to time by filing amendments or supplements with the Securities and Exchange Commission as required. You should read the entire prospectus and any amendments or supplements carefully before you make an investment decision.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. IN ADDITION, THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CNL Hotels & Resorts, Inc.
420 South Orange Avenue, Suite 700
Orlando, Florida 32801
(407) 650-1510

The date of this prospectus supplement is December 14,  2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 12, 2006

CNL HOTELS & RESORTS, INC.

(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation)	0-24097 (Commission File Number)	59-3396369 (IRS Employer Identification No.)
420 South Orange Avenue, Suite 700, Orlando, Florida 32801 (Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code (407) 650-1510

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 8.01 Other Events.

On December 12, 2006, CNL Hotels & Resorts, Inc. (the “Company”), through various wholly-owned subsidiaries, entered into an Agreement of Purchase and Sale (the “Sale Agreement”) with W2005 New Century Hotel Portfolio, L.P. (the “Buyer”), an affiliate of Whitehall Street Global Real Estate Limited Partnership 2005. The Sale Agreement provides for the sale of 32 hotel properties, which comprise a total of 4,579 rooms and include: 14 Hampton Inns, 4 Holiday Inns, 3 Holiday Inn Expresses, 3 Residence Inns, 3 Sheratons, 2 Sheraton Four Points, 1 Courtyard, 1 Homewood Suites and 1 Ramada, for an aggregate purchase price of approximately $405,000,000 in cash (the “Purchase Price”), subject to closing and other adjustments as provided in the Sale Agreement.

Upon execution of the Sale Agreement, a non-refundable deposit of $15,000,000 was deposited by the Buyer with an escrow agent (the “Deposit”). Upon closing, the Deposit will be applied as payment against the Purchase Price. The balance of the Purchase Price is to be paid by the Buyer at closing. The expected proceeds from the sale, net of closing costs and other payments made in connection with the transaction, are expected to be used for general corporate purposes, including to repay existing long-term debt.

The Sale Agreement contemplates a closing during the first quarter of 2007. Closing of this transaction is subject to customary closing conditions and, accordingly, there can be no assurance that these conditions will be met, or if met, that the closing will occur. The Sale Agreement is filed herewith as Exhibit 99.1 and incorporated herein by reference. The foregoing description of the Sale Agreement is qualified in its entirety by reference to the full text of the Sale Agreement.

On December 14, 2006, the Company issued a press release announcing the execution of the Sale Agreement filed herewith as Exhibit 99.2, the complete text of which is incorporated in this Item 8.01 by reference thereto.

Safe Harbor Statement Under The Private Securities Litigation Reform Act Of 1995
Certain items in this Form 8-K may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the planned use of sales proceeds, the closing of the sale, CNL Hotels & Resorts, Inc. (the “Company”) strategy, maximizing value for the Company’s shareholders and other statements that are not historical facts, and/or statements containing words such as "anticipate(s)," "expect(s)," "intend(s)," "plan(s)," “could”, "target(s)," "project(s)," "will," "believe(s)," "seek(s)," "estimate(s)" and similar expressions. These statements are based on management's current expectations, beliefs and assumptions and are subject to a number of known and unknown risks, uncertainties and other factors, including those outside of our control that could lead to actual results materially different from those described in the forward-looking statements. The Company can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company's expectations and those described in the forward looking statements include, but are not limited to: changes in the planned use of proceeds; the failure of closing conditions to be achieved; a change in the Company’s strategy; possible price adjustments; changes in market conditions for hotels and resorts; continued ability to finance acquired properties in the asset backed securities markets; changes in interest rates and financial and capital markets; changes in generally accepted accounting principles and tax laws and the application thereof; the occurrence of terrorist activities or other disruptions to the travel and leisure industries; availability of attractive acquisition opportunities; and such other risk factors as may be discussed in our Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. Such forward-looking statements speak only as of the date of this press release. The Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Item 9.01 Financial Statements and Exhibits.

Exhibit 99.1 Agreement of Purchase and Sale dated December12, 2006 by and between
CNL Hotels and Resorts, Inc. and various wholly-owned subsidiaries (as Seller) and W2005 New Century Hotel Portfolio, L.P (as Buyer) (Filed herewith).

Exhibit 99.2 Press release dated December 14, 2006. (Filed herewith).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CNL HOTELS & RESORTS, INC.

Date: December 14, 2006	By:	/s/ Mark E. Patten
Name: Mark E. Patten
Title: Senior Vice President and Chief Accounting Officer

Exhibit 99.2

News Release

For information contact:
C. Brian Strickland	Lauren Harris
EVP, CFO & Treasurer	Vice President, Marketing & Communications
407.650.1510	407.650.1205

CNL Hotels & Resorts Agrees to Sell 32 Properties for $405 Million

(ORLANDO, Fla.) December 14, 2006 - CNL Hotels & Resorts, Inc., the nation’s second largest hotel real estate investment trust, announced today that it entered into an agreement to sell 32 non-strategic hotels to an affiliate of Whitehall Street Global Real Estate Limited Partnership 2005 for approximately $405 million, or $88,447 per key. The sale price, which is subject to adjustment, represents a 7.8 percent capitalization rate based on projected 2006 net operating income.

The majority of the hotels are in the select service segment, comprising a total of 4,579 rooms, including: 14 Hampton Inns, 4 Holiday Inns, 3 Holiday Inn Expresses, 3 Residence Inns, 3 Sheratons, 2 Sheraton Four Points, 1 Courtyard, 1 Homewood Suites and 1 Ramada.

Thomas J. Hutchison III, CEO of CNL Hotels & Resorts, stated, “This sale demonstrates our continued ability to leverage a healthy lodging market by recycling capital through the sale of non-strategic assets. Further, this transaction marks a significant step in our efforts to refine the quality and distinction of our portfolio, intensifying our focus on luxury and upper-upscale assets as we seek ways to maximize shareholder value by the end of 2007, as provided by our charter.”

CNL Hotels & Resorts intends to use the net proceeds from the sale, which is expected to close in the first quarter of 2007, for general corporate purposes including the retirement of long-term debt. The transaction is subject to certain closing conditions and there can be no assurance that the sale will be completed.

About CNL Hotels & Resorts, Inc.

CNL Hotels & Resorts, Inc. is a leading real estate investment trust and owner of one of the most distinctive portfolios in the lodging industry. With a focus on luxury and upper-upscale properties, the company currently has approximately $6 billion in total assets with 91 hotels and resorts across North America that operate under premium brands such as The Waldorf=Astoria Collection, Hilton, The Ritz-Carlton, JW Marriott, Marriott and Hyatt. For more information, please visit www.cnlhotels.com.

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Certain items in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the planned use of sales proceeds, possible purchase price adjustment, the closing of the sale, CNL Hotels & Resorts, Inc. (the “Company”) strategy, maximizing value for the Company’s shareholders and other statements that are not historical facts, and/or statements containing words such as "anticipate(s)," "expect(s)," "intend(s)," "plan(s)," “could”, "target(s)," "project(s)," "will," "believe(s)," "seek(s)," "estimate(s)" and similar expressions. These statements are based on management's current expectations, beliefs and assumptions and are subject to a number of known and unknown risks, uncertainties and other factors, including those outside of our control that could lead to actual results materially different from those described in the forward-looking statements. The Company can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company's expectations and those described in the forward looking statements include, but are not limited to: changes in the planned use of proceeds; the failure of closing conditions to be achieved; a change in the Company’s strategy; possible price adjustments; changes in market conditions for hotels and resorts; continued ability to finance acquired properties in the asset backed securities markets; changes in interest rates and financial and capital markets; changes in generally accepted accounting principles and tax laws and the application thereof; the occurrence of terrorist activities or other disruptions to the travel and leisure industries; availability of attractive acquisition opportunities; and such other risk factors as may be discussed in our Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. Such forward-looking statements speak only as of the date of this press release. The Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.